SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.

Contact:      Edson Alves Menini
Tele Sudeste Celular Participações
(55-11) 3059 7531

TELESP CELULAR PARTICIPAÇÕES S.A.
REPORTS RESULTS FOR THE FIRST QUARTER OF 2003

São Paulo, Brazil – April 28, 2003 – Telesp Celular Participações S.A. — TCP (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)) announced today its consolidated results for the first quarter 2003 (1Q03). TCP is the holding company that owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, and of Global Telecom S.A., the B-Band cellular operator in the states of Santa Catarina and Paraná.

The following financial and operating information, except where otherwise stated, are presented in accordance with Brazilian Corporate Law and on a consolidated basis. Comparisons, unless otherwise stated, refer to the first quarter of 2002 (1Q02). Dollar figures are provided only for your convenience and the conversion is made at an exchange rate of R$ 3.3531 per US dollar, as of March 31, 2003.

HIGHLIGHTS

TCP

R$ million	1Q03	4Q02 **	% Change	1Q 02 **	% Change

Total Net Operating Revenues	927.3	1,081.9	-14.3%	851.8	8.9%
Total Operating Costs	(519.8)	(634.1)	-18.0%	(548.7)	-5.3%
EBITDA	407.5	447.8	-9.0%	303.1	34.4%
EBITDA Margin	43.9%	41.4%	2.5p.p.	35.6%	8.3p.p.
EBIT	159.0	200.1	-20.5%	95.6	66.3%
Net Income (Loss)	(131.5)	(580.0)	-77.3%	(74.5)	76.5%
EPS *	(0.11)	(0.49)	-77.3%	(0.16)	n.a
EPADR *	(0.28)	(1.24)	-77.6%	(0.41)	n.a
CAPEX (YTD)	80	479	n.a	68	17.6%
CAPEX as % of Revenues	8.6%	n.a	n.a	8.0%	n.a
Operational Cash Flow (CF)	327.5	273.8	19.6%	235.1	39.3%
CFPS*	0.28	0.23	21.7%	0.51	n.a
CFPADR*	0.70	0.58	20.7%	1.28	n.a

Telesp Celular

Customers, of which (in thousand)	6,102	6,060	0.7%	5,254	16.1%
Post Paid	1,431	1,426	0.4%	1,373	4.2%
Pre paid	4,671	4,634	0.8%	3,881	20.4%
SAC	125	100	25.0%	93	34.4%

Global Telecom

Customers, of which (in thousand)	1,202	1,177	2.1%	905	32.8%
Post Paid	255	252	1.2%	287	-11.1%
Pre paid	947	925	2.4%	618	53.2%
SAC	163	144	13.2%	86	89.5%

* In the 1Q2002, the number of shares do not include the capital increase, which took place in September, 2002.
Earnings and cash flow per share information calculated on the basis of 1,000 shares.
EBITDA - earnings before interest, taxes, depreciation, amortization and equity. Operational Cash Flow = EBITDA - Capex
** For an appropriate comparison, the 2002 financial statement figures in this press release are presented on a pro forma consolidated basis (100% of GT).

BASIS FOR PRESENTING OF THE RESULTS

  Due to the acquisition of the 17% remaining stake of the holding companies, which controlled GT (51% of voting stocks) on December 27th, 2002, TCP currently owns 100% of GT. Since the acquisition of GT’s control only took place on that date, TCP recognized GT’s consolidated financial results from January to December 2002 using the equity method and fully consolidated GT’s balance sheet on December 31st, 2002.

  For an appropriate comparison, 4Q02 and 1Q02 figures in this press release are presented on a pro forma consolidated basis (100% of GT).

  As of December 27, 2002, the operations of Telesp Celular Participações, Tele Sudeste Celular Participações, CRT Celular Participações and Tele Leste Celular Participações have all been gathered under the umbrella of the same economic Group (brand “Vivo”). Therefore, accounting and management practices have been standardized during the first quarter of this year. As a result, all information released to the market will reflect these unified procedures, which were in line with auditors’ opinion.

At TCP, the standardization of accounting practices includes the main following adjustments:

prepaid recharges – the revenues and costs coming from the recharge of the prepaid handsets were recognized when the client reloaded the handset (recharging). From January 1st on, they will be recognized when the client uses the credit (utilization). The negative impact on EBITDA was approximately R$ 57 million in the 1Q03.

  – deferring of revenues and costs of handsets sold to authorized agents – we used to recognize these revenues and costs when the handset was sold to the dealer. From January 1st on, they will only be recognized when the handset is activated. The positive impact on EBITDA was approximately R$ 20 million in the 1Q03.

  – Other practices changes had a negative impact on EBITDA of R$ 13.9 million.

  Non-recurring operating income — reversal of ICMS (Imposto sobre Circulação de Mercadorias e Serviços) tax – TCP won the lawsuit filed with the Treasury Court of the state of São Paulo against the application of the ICMS to activation fees, charged retroactively for the five years preceding June 30, 1998, when the tax application was made effective. This represented an amount of R$ 68 million, recognized as other operating revenue in the 1Q03.

  Cleaning up the client base – Following the standardization of management practices, adopting then a more rigorous criteria to the prepaid service, TCP (Telesp Celular and Global Telecom) started to disconnect these clients after 90 days of non recharging, reducing the previous period of 120 days. Consequently, around 90,000 subscribers were disconnected in the first quarter of 2003, including 60.1 thousand clients from TC and 29.8 thousand clients from GT.

1Q03 HIGHLIGHTS

Telesp Celular Participações S.A. – TCP
Consolidated Statements of Telesp Celular S.A. and Global Telecom S.A.

Subscribers Base Growth

  Consolidated Telesp Celular and Global Telecom subscribers base totaled 7.3 million in 1Q03, an increase of 18.6% compared to 1Q02 and 0.9% compared to 4Q02.

  Consolidated postpaid clients reached 1.7 million clients and prepaid clients 5.6 million in this quarter, a growth of 1.6% and 24.8% over 1Q02, respectively.

Costs Control

  Capital expenditure in this quarter amounted to R$ 80 million (US$ 23.9 million). This represents 8.6% of net revenues, vs. 8.0% of net revenues in the same period of the previous year.

  Delinquency level represented 1.4% of gross revenues, a 1.0 p.p. reduction compared to 1Q02, due to a better quality of the current post paid client base and also to the credit control policy regarding dealers and corporate clients.

Operating Performance

  Net revenues totaled R$ 927.3 million (US$ 276.6 million) in 1Q03, an 8.9% increase compared to the same period of 2002 and 14.3% decrease compared to 4Q02.

  EBITDA totaled R$ 407.5 million (US$ 121.5 million), a growth of 34.4% over 1Q02. Compared to 4Q02, EBITDA decreased 9.0%.

  EBITDA margin rose from 35.6% in 1Q02 and from 41.4% in 4Q02 to 43.9% in 1Q03.

2003 KEY EVENTS

January

  On January, 15, TCP announced a preliminary purchase and sale agreement to buy Tele Centro Oeste Celular (“TCO”);

February

  TCP concluded the issue of promissory notes in the amount of R$ 700 million Reais;

March

  On March, 14, the definitive share purchase and sale agreement regarding the acquisition of control of TCO was signed;

April

  TCP announced the new brand that will be adopted by the Joint Venture operators, “VIVO”.

  On April 25 TCP announced that the closing of the TCO stock control transfer operation was effected.The price of the Control Shares, added to the remuneration provided for in the Final Agreement, is R$ 1,506 million reais, corresponding to R$ 19.48719845 (nineteen Reais point four eight seven one nine eight four five cents) per 1,000 common shares acquired.

TELESP CELULAR S.A.

Operating data presented below relates to Telesp Celular S.A., the A Band mobile operator in the State of São Paulo.

Operational Ratios

(in thousand) - end of period	1Q03	4Q02	% change	1Q02	% change

Total number of subscribers, of which	6,102	6,060	0.7%	5,254	16.1%
Contract	1,431	1,426	0.4%	1,373	4.2%
Prepaid (1)	4,671	4,634	0.8%	3,881	20.4%
Area 1	3,850	3,849	0.0%	3,320	16.0%
Area 2	2,252	2,211	1.9%	1,934	16.4%
Analog	128	148	-13.4%	300	-57.2%
Digital	5,974	5,912	1.0%	4,954	20.6%
Mkt share in Area 1 (estimated, in the concession area)	67%	68%		66%
Mkt share in Area 2 (estimated, in the concession area)	65%	66%		66%
Total market share (1)	66%	67%		66%

(in thousands)	1Q03	4Q02	% change	1Q02	% change

Net additions in the period, of which (1)	42	305	-86.2%	150	-72.0%
Contract	5	6	-16.7%	4	25.0%
Prepaid (1)	37	299	-87.6%	146	-74.7%
Churn in the quarter * (1)	7.3%	4.7%	2.6 p.p.	4.1%	3.2p.p.

	1Q03	4Q02	%change	1Q02	% change

ARPU (in R$ per month) (1)	38	44	-13.6%	42	-9.5%
Contract	109	103	5.8%	98	11.2%
Prepaid	17	25	-32.0%	22	-22.7%
MOU - Total (1)	102	110	-7.3%	107	-4.7%
Contract	218	223	-2.2%	196	11.2%
Prepaid	66	74	-10.8%	75	-12.0%

Headcount - end of period (2)	1,960	2,468	-20.6%	2,528	-22.5%
Subscribers/Headcount	3,113	2,455	26.8%	2,078	49.8%

* Churn includes migration among post and pre paid services
(1) Those figures reflect the adopted disconnection criterion and the pre paid revenue accounting in the 1Q03
(2) Headcount = in-house and outsourced employees (excluding Call Center)

Operating Data

Customers base increased 16.1% to 6,102 thousand compared to 1Q02 and 0.7% compared to 4Q02. This represents a net addition of 42 thousand new customers in the quarter, a 72% decrease compared to net additions in 1Q02 and a 86.2% decrease compared to 4Q02. This lower result is basically a consequence of the cleaning up of the customer base (see Basis of presentation) and due to the seasonality of the period.

In line with the strategy of focusing on high-end clients and client retention campaigns, the postpaid client base increased 0,3%, representing 5 thousand net additions in the first quarter of 2003, totaling 1,430 thousand clients.

Market share was 66% in 1Q03 in comparison to 67% in 1Q02, despite the entrance of a new competitor, which reflects the strengthening of marketing initiatives, enhancing TCP’s market standing. This 1pp decrease compared to 4Q02 is not significant, taken into account the client base clean up.

Average Minutes of Use (MOU) amounted to 102 in the 1Q03, a 4.7% decrease compared to 107 in 1Q02 and a 7.3% decrease compared to 110 in 4Q02. This decrease is related to a lower prepaid MOU of 66, a 12% decrease compared to 1Q02, mainly due to the worse macroeconomic scenario during the year. However, this drop was partially offset by the 11.2% increase of postpaid MOU, which reached 218, mainly as a result of enhanced quality of the postpaid client base during 2002.

Blended ARPU (Average Revenue per User) reached R$ 38 (US$ 11.3) in 1Q03 compared to R$ 42 recorded in 1Q02 and R$ 44 in 4Q02. Prepaid ARPU decreased 22.7% compared to 1Q02 and postpaid ARPU increased 11.2%. In comparison to 4Q02, prepaid ARPU decreased 32.0% and postpaid ARPU increased 5.8% in the same period.

Excluding adjustments (see Basis of Presentation), blended ARPU would have reached R$ 43 (US$ 12.8), remaining fairly stable when compared to R$ 42 in 1Q02 and to R$ 44 recorded in 4Q02. Prepaid ARPU would have increased 4.6% and 35.3% compared to 4Q02 and 1Q02, respectively.

GLOBAL TELECOM S.A.

Global Telecom is the B Band mobile operator in the states of Paraná and Santa Catarina, where TCP indirectly holds 100% of the total capital. The results included in this section are presented on a stand-alone basis.

Operating Ratios

Operational Ratios

(in thousands)	1Q03	4Q02	% change	1Q02	% change

Total number of subscribers, of which	1,202	1,177	2.1%	905	32.8%
Contract	255	252	1.2%	287	-11.1%
Prepaid (1)	947	925	2.4%	618	53.2%
Total market share (estimate) (1)	41%	41%		36%

(in thousands)	1Q03	4Q02	% change	1Q02	% change

Net additions in the period, of which (1)	25	150	-83.3%	43	-41.9%
Contract	3	11	-72.7%	-36	-108.3%
Prepaid	22	139	-84.2%	79	-72.2%
Churn in the quarter * (1)	7.7%	3.2%	4.5 p.p.	6.8%	0.9 p.p.

(in R$ per month)	1Q03	4Q02	% change	1Q02	% change

ARPU (in R$ per month) (1)	34	34	0.0%	34	0.0%
Contract	73	72	1.4%	58	25.9%
Prepaid	23	23	0.0%	22	4.5%
MOU - Total (1)	91	96	-5.2%	101	-9.9%
Contract	157	161	-2.5%	132	18.9%
Prepaid	74	77	-3.9%	85	-12.9%
Headcount - end of period (2)	532	580	-8.3%	672	-20.8%
Subscribers/Headcount	2,259	2,029	11.3%	1,347	67.7%

* Churn includes migration among post and pre paid services
(1) Those figures reflect the adopted disconnection criterion and the pre paid revenue accounting in the 1Q03
(2)Headcount = in-house and outsourced employees (excluding Call Center)

Market share increased to 41% in 1Q03 from 36% in 1Q02, and was stable comparing to 4Q02. As a consequence, total client base increased 32.8% compared to 1Q02, and 2.1% compared to the previous quarter, reaching 1,232 thousand subscribers, following the intensification of marketing initiatives.

Net additions in the quarter reached 25 thousand in 1Q03, 41.9% lower when compared to 1Q02, and 83.3% lower when compared to 4Q02, due to cleaning up the customer base (see Basis of presentation) and the seasonality of the period.

Postpaid Minutes of Use (MOU) amounted to 157 in 1Q03, a 18,9% increase compared to 132 in 1Q02. Blended MOU was 91 in 1Q03, a 9.9% decrease compared to 101 in 1Q02 and a 5.2% decrease compared to 4Q02.

Postpaid ARPU in 1Q03 reached R$ 73 (US$ 21.8), a 25.9% increase compared to 1Q02, as a result of a higher traffic volume due to specific campaigns focusing on profitable growth. Compared to 1Q02, prepaid ARPU increased 4.5% and blended ARPU was stable in R$34.

TELESP CELULAR PARTICIPAÇÕES S.A. (TCP)

Financial Review

Operating revenues (in million of R$)

	1Q03	4Q02	1Q02

Monthly subscription + Usage charges	543.3	658.8	572.5
Domestic	204.1	351.9	276.6
AD	11.7	13.7	20.7
DSL	17.3	12.6	15.4
Network usage fees	433.6	416.9	349.4
Other	16.9	18.9	10.5
Operating revenues from services	993.8	1,094.6	932.4
Sale of equipment	182.7	299.0	158.4
Gross operating revenues	1,176.5	1,393.6	1,090.8
Total deductions	(249.2)	(311.7)	(239.0)
Net operating revenues	927.3	1,081.9	851.8

Revenues

Net revenues totaled R$ 927.3 million (US$ 276.6 million) in 1Q03, a 8.9% increase compared to the same period of 2002 and a 14.3% decrease compared to 4Q02.

Excluding adjustments effect (see Basis of Presentation), net revenues would have totaled R$ 1,078.4 million (US$ 321.6 million), a 26.6% increase compared to the same period of 2002 and a slight 0.3% decrease compared to 4Q02. Emphasis is given to net revenues from handsets sales, which would have shown a 66.2% increase compared to 1Q02.

Wireless Data

Telesp Celular and Global Telecom maintained their clear focus on the launch and management of wireless data services this quarter, with special attention given to Messaging services targeted to teenagers and young adults (both SMS and WAP) and to connectivity and productivity tools targeted to corporate clients (using the 1xRTT network).

As a result, net revenues from Wireless Data/Wireless Internet increased to R$ 24.6 million (Telesp Celular R$ 21.3 million and Global Telecom R$ 3.2 million) in the first quarter of 2003, a growth of nearly 130% when compared to the 1Q02. This amount is equivalent to 3.0% of total net revenues (including interconnection on both operations). The share of wireless data revenues over total revenues, considering only the revenues from clients with enabled phones (those phones which are technologically capable of using data services), already reached 5.2%. These figures demonstrate the high growth potential of Wireless Data Services.

Also, strong efforts were made in order to rationalize the portfolio of data products and services (P&S), unifying the portfolio, partnerships and renegotiating contracts, in order to reduce costs and improve marketing management, such as promotions, launch of new P&S and advertising campaigns.

2.5 Generation

More than a year after the launch of 2.5G (December 2001), over 150,000 handsets sold in the 1Q03 were based on this technology. Additionally, over 670 corporate clients are currently using PCMCIA Wireless cards or 2.5G handsets with data transmission cables allowing high-speed connections from their laptops and palmtops, totaling more than 11,000 lines, 22% more than December 2002.

The service coverage expanded significantly. Besides metropolitan area of the city of São Paulo (that includes ABCDOG region and Guarujá/Bertioga), TCP has launched 1XRTT at Campinas and Santos/Cubatão in São Paulo and Curitiba/São José dos Pinhais in Paraná — expanding 1XRTT network and services to Global Telecom clients – in order to offer expanded mobility for these clients, gaining scale for the investment and demonstrating the strong commitment that TCP has on the new technology and results recently obtained.

Mobile Execution Environments

On January 30th, 2003, TCP announced the rollout of the first wireless download service in Latin America. The DOWNLOADS service provided by Qualcomm’s BREW(tm) solution (Binary Runtime Environment for Wireless) allows users to download and run software in their handsets, transforming them into mini computers. The service was officially launched at Telexpo on March 26th, demonstrating more that 10 applications such as games, city guides, email, ring tones and wallpapers, etc.

The Company is confident on the growing potential of DOWNLOADS service. TCP is the first company to offer these services in Latin America. The company believes that BREW(tm) platform will be the start of an attractive, fun and useful navigation experience using the wireless technology.

Operating Costs

Operating costs, excluding depreciation and amortization, totaled R$ 519.8 million (US$ 155.0 million), a 5.3% decrease compared to 1Q02. Compared to 4Q02, operating costs decreased 18%, basically reflecting the adjustments made to handsets sales and costs, and to costs associated with the reloading of prepaid handsets, which impacted the costs of services, and the reversal of the ICMS tax (see Basis of Presentation).

Cost of equipment sold reached R$ 135.1 million (US$ 40.7 million) in 1Q03, a 10.9% increase compared to 1Q02. Compared to 4Q02, cost of equipment decreased 42.2%.

Excluding adjustments effects (see Basis of Presentation), cost of equipment would have totaled R$ 223.6 million in 1Q03 (US$ 66.7 million), a 83.6% increase compared to 1Q02, mainly due to the increase in sales volume and higher cost of handset and a 4.3% decrease in comparison to 4Q02, as a result of a seasonal lower client base growth.

Cost of services totaled R$ 136.6 million (US$ 40.7 million) in 1Q03, decreasing 18.7% and 13.1% when compared to 1Q02 and 4Q02, respectively.

Excluding adjustments effects, costs of services would have amounted R$ 169.2 million (US$ 50.5 million), a 0.7% and a 7.6% growth over 1Q02 and 4Q02, respectively, primarily as a result of interconnection rate increase in mid-February.

Selling expenses in 1Q03 reached R$ 176.1 million (US$ 52.5 million), a 32.9% increase compared to 1Q02 and a 19.7% increase compared to 4Q02.

Excluding adjustments effects, selling expenses would have totaled R$ 166.2 million (US$ 49.57 million) in 1Q03, a 25.4% and 13% increase compared to 1Q02 and 4Q02, respectively. This increase is a result of the Company’s preparation to the launch of its new brand, “VIVO” and stronger marketing efforts, as a consequence of a slight competition increase.

Delinquency level represented 1.4% of gross revenues (1.2% excluding adjustments), a 1.0 p.p. reduction compared to 1Q02, due to a better quality of the current post paid client base and also to the credit control policy regarding dealers and corporate clients.

Subscriber Acquisition Cost (SAC) at Telesp Celular in 1Q03 was R$ 125 (US$ 37.3), which compares to R$ 93 in 1Q02 and to R$ 100 in 4Q02.

Subscriber Acquisition Cost (SAC) at Global Telecom in 1Q03 was R$ 163 (US$ 48.6), which compares to R$ 86 in 1Q02 and to R$ 144 in 4Q02.

EBITDA

EBITDA totaled R$ 407.5 million (US$ 121.5 million), a growth of 34.4% over 1Q02. Compared to 4Q02, EBITDA decreased 9.0%.

EBITDA margin increased from 35.6% in 1Q02 and from 41.4% in 4Q02 to 43.9% in 1Q03.

Excluding handset revenues and handset costs, EBITDA margin reached 46.9% in 1Q03, compared to 57.1% in 1Q02 and 45.3% in 4Q02.

Financial Expenses

Net financial expenses in 1Q03 totaled R$ 252.4 million (US$ 75.8 million), a 46,0% increase compared to 1Q02, mainly due to an increase in interest rates from a level of 19% per annum to 26.5% per annum and a tighter credit market that translated into higher cost of funding for TCP. Compared to 4Q02, financial expenses had a 43,3% decrease. Excluding the extraordinary financial expenses charge the company recognized in 4Q02 in the amount of R$ 266.7 million on the portion of its derivatives positions that accrue costs linked to both the CDI interest rate and the US Dollar spot rate, net financial expenses in 4Q02 would have been R$ 178,3 million, a 41,6% increase in the 1Q03. This seemingly increase was affected by a R$ 66 million gain in forward contracts that was realized in 4Q02 and was accounted for as a deduction to financial expenses. The carrying cost of the long position in Euro was R$ 29 million.

Although operating in a still unfavorable credit market and having to roll over a significant amount of short term debt, the company was successful in continuing its effort to reduce cost of funding.

Net Income / Loss

The Company reported a net loss of R$ 131.5 million in 1Q03 (US$ 39.2 million).

Capital Expenditures

Capital expenditures in this quarter were R$ 80 million (US$ 23.9 million). This amount represents 8.6% of net revenues in 1Q03, while in the same period of last year it was equivalent to 8.0% of net revenues. Excluding adjustments (see Basis of Presentation), this amount would have represented 7.4% of net revenues, demonstrating the benefits of a thorough investment policy.

Debt

TCP’s gross consolidated debt at the end of March 2003 was R$ 4,736.1 million (US$ 1,412.5 million), of which approximately 51% financed by Portugal Telecom. This is a 4.9% decrease compared to R$ 4,979.1 million at the end of March of 2002.

On March 31st 2003, 71% of the debt was denominated in foreign currency. On a consolidated basis, TCP was US$ 9 million long on the US dollar and EUR 299 million long on the Euro, which represents an overhedged position of approximately EUR 335 million. Beginning in April 2003, the company, as indicated in 4Q02 release, has started to unwind its long position in Euros in order to benefit from a declining forward curve in interest rates. The net effects from these transactions will be contemplated on the 2Q03 results.

Net debt March 31st, 2003, taking into account cash and hedging results, was R$ 2,877.3 million (US$ 858.1 million), a 3.8% increase compared to December 31st, 2002 (R$ 2,772.2 million).

The gearing ratio (Net Debt/(Net Debt+Equity)) stood at 42.6% in the 1Q03.

The breakdown of TCP’s consolidated gross and net debt is as set out below:

	Mar. 31, 2003				Dec. 31, 2002
	Dollar	Euro	Yene	Real	Dollar	Euro	Real
	denominated	denominated	denominated	denominated	denominated	denominated	denominated
Financing with suppliers	30.8	-	-	-	31.8	-	-
Financial Institutions	785.3	-	108.9	1,380.3	431.0	-	1,142.1
Associated Companies	721.2	1,709.6	-	-	1,139.3	1,716.6	-

Total	1,537.3	1,709.6	108.9	1,380.3	1,602.1	1,716.6	1,142.1

(in Reais)	Mar. 31,2003	Dec. 31,2003
Current	2,419.2	2,068.1
Non current	2,316.9	2,392.7

Total Indebtedness	4,736.1	4,460.8
Cash and Hedge	1,858.8	1,688.6

Net Debt	2,877.3	2,772.2

Schedule for long-term debt repayment:
	Dollar	Euro	Yene	Real
	denominated	denominated	denominated	denominated
2003	-	-	-	-
2004	9.1	1,525.4	-	138.0
2005	9.1	-	-	212.3
after 2005	301.8	-	-	121.2
Total	320.0	1,525.4	-	471.5

Tables to follow:

Table 1: TCP’s Income Statement
Table 2: TCP’s Consolidated Balance Sheet
Table 3: Global Telecom’s Income Statement

Analyst / Investors Meeting (Abamec) – Portuguese
Webcast: www.vivo-sp.com.br

Date: April 28, 2003 (Monday)
Time: 9:00 am (São Paulo time), 8:00 am (US Eastern Time)
Place: Hotel Intercontinental – Sala Di Cavalcanti– 1,123, Alameda Santos (São Paulo – Brazil)

1Q03 CONFERENCE CALL – English

Date: April 28, 2003 (Monday)
Time: 1:00 pm (São Paulo time), 12:00 pm (US Eastern Time)
Phone Number: +1 (973) 582-2776
Conference Call ID: 3877634 or Telesp Celular

The conference call replay will be available moments after the end of the conference call at the phone # +1 (973) 341-3080 under the passcode 3877634 until 05/05/2003.

Contacts:

Fernando Abella – Investor Relations Officer fernando.abella@vivo.com.br (5511) 3059-7061 Edson Alves Menini – Investor Relations Adviser emenini@vivo.com.br (5511) 3059-7531
Fabíola Michalski fmichalski@vivo.com.br (5511) 3059-7975	Cláudio Wenzel Lagos clagos@vivo.com.br (5511) 3059-7480

Information available at website: www.vivo-sp.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates”, “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TCP’S CONSOLIDATED INCOME STATEMENT
(Brazilian Corporate Law)

2003	2002

1Q 03* R$	1Q 03 US$	4Q 02* R$	% Change	1Q 02 R$	% Change

Total gross operating revenues	1,176.5	350.9	1,393.6	-15.6%	1,090.8	7.9%
Total deductions	(249.2)	(74.3)	(311.7)	-20.1%	(239.0)	4.3%
Net operating revenues from telecommunication services	820.7	244.8	879.7	-6.7%	746.9	9.9%
Net operating revenues from sales of equipment	106.6	31.8	202.2	-47.3%	104.9	1.6%
Total net operating revenues	927.3	276.6	1,081.9	-14.3%	851.8	8.9%
Operating Costs	(519.8)	(155.0)	(634.1)	-18.0%	(548.7)	-5.3%
Personnel	(56.9)	(17.0)	(51.8)	9.8%	(50.3)	13.1%
Cost of services	(136.6)	(40.7)	(157.2)	-13.1%	(168.1)	-18.7%
Cost of equipment sold	(135.1)	(40.3)	(233.7)	-42.2%	(121.8)	10.9%
Selling expenses	(176.1)	(52.5)	(147.1)	19.7%	(132.5)	32.9%
General and administrative expenses	(59.4)	(17.7)	(52.4)	13.4%	(46.5)	27.7%
Other operating expenses, net	44.3	13.2	8.1	446.9%	(29.5)	n.a
Earnings before interest, tax, depreciation, amort. and equity consolidation - EBITDA	407.5	121.5	447.8	-9.0%	303.1	34.4%
Depreciation and amortization	(248.5)	(74.1)	(247.7)	0.3%	(207.5)	19.8%
Operating income before interest, tax and equity consolidation - EBIT	159.0	47.4	200.1	-20.5%	95.6	66.3%
Net interest expense	(252.4)	(75.3)	(445.0)	-43.3%	(172.9)	46.0%
Operating income	(93.4)	(27.9)	(244.9)	-61.9%	(77.3)	20.8%
Net non-operating income	(0.1)	(0.0)	(1.0)	-90.0%	9.2	n.a.
Extraordinary item	0.0		(170.8)	0.0%	-	0.0%
Income before income taxes	(93.5)	(27.9)	(416.7)	-77.6%	(68.1)	37.3%
Income and social contribution taxes	(38.0)	(11.3)	66.9	n.a.	(21.8)	74.3%
Minorities					15.4%
Net income for the period	(131.5)	(39.2)	(580.0)	-77.3%	(74.5)	76.5%

Dollar		3.3531

Source: Ptax as of March 31, 2003
*For an appropriate comparison, the 2002 financial statement figures in this press release are presented on a pro forma consolidated basis (100% of GT).

TABLE 2: TCP’s CONSOLIDATED BALANCE SHEET
(Brazilian Corporate Law)

(In million)

	Mar. 31,2003	Dec. 31,2002	Dec. 31,2002
ASSETS		US$	R$

Current Assets	1,586.5	473.1	1,191.7

Cash and cash equivalents	259.5	77.4	17.8
Net accounts receivable trade	585.1	174.5	540.1
Credit with afilliate company	25.3	7.5	16.3
Inventory	200.3	59.7	147.7
Taxes deferred and receivable	362.9	108.2	398.8
Prepaid expenses	128.6	38.4	48.9
Hedge agreements	18.2	5.4	15.8
Other assets	6.6	2.0	6.3

Non Current Assets	2,593.9	772.2	2,687.0

Net accounts receivable trade	0.0	0.0	11.9
Taxes deferred and receivable	887.2	264.6	914.8
Hedge agreements	1,685.3	502.6	1,738.2
Prepaid expenses	16.9	5.0	17.6
Other assets	4.5		4.5

Permanent Assets	5,606.1	1,671.9	5,775.6

Investments	722.7	215.5	722.7
Global Telecom Goodwill	1,172.3	349.6	1,172.3
Advance for future capital increase	0.0	0.0	0.0
Provision for investments losses	(449.6)	(134.1)	(449.6)
Property, plant and equipment, net	4,618.6	1,377.4	4,778.1
Deferred assets	264.8	79.0	274.8

Total Assets	9,786.5	2,917.3	9,654.3

LIABILITIES	Mar. 31,2003	Mar. 31,2002	Dec. 31,2002
		US$	R$

Current Liabilities	3,415.3	1,018.5	3,022.8

Payroll and related accruals	20.8	6.2	19.6
Accounts payable	490.7	146.3	488.6
Taxes and contributions payable	83.3	24.8	141.7
Interest on net worth and dividends payable	9.6	2.9	9.6
Loans and financing	2,419.2	721.5	2,068.1
Provision for contingencies	40.6	12.1	36.6
Operations with derivatives	104.2	31.1	83.2
Liabilities with the group's company	140.0	41.8	103.5
Other liabilities	106.9	31.9	71.9

Non Current Liabilities	2,492.8	743.4	2,621.5

Loans and financing	2,316.9	691.0	2,392.7
Provision for contingencies	34.6	10.3	100.3
Taxes and contributions payable	133.4	39.8	118.7
Insufficiency of assets over liabilities	0.0	0.0	0.0
Provision for pension fund	1.9	0.6	1.8
Other liabilities	6.0	1.8	8.0

Shareholders´ Equity	3,878.4	1,156.7	4,010.0

Share capital	4,373.7	1,304.4	4,373.7
Goodwill special reserve	1,067.8	318.5	1,067.8
Retained earnings	(1,563.1)	(466.2)	(1,431.5)

Total Liabilities	9,786.5	2,918.6	9,654.3

Dollar		3.3531

Source: Ptax as of March 31, 2003

TABLE 3: GT’s INCOME STATEMENT
(Brazilian Corporate Law)

(In million)

	1Q 03	1Q 03	4Q 02%		1Q 02%
	R$	US$	R$	Change	R$	Change

Total gross operating revenues	171.0	51.0	197.5	-13.4%	127.0	34.6%
Total deductions	(30.7)	(9.2)	(37.3)	-17.7%	(27.1)	13.4%
Net operating revenues from telecommunication services	121.9	36.3	110.8	9.9%	91.8	32.8%
Net revenue from sales of equipment	18.4	5.5	49.3	-62.7%	8.1	127.2%
Total net operating revenues	140.3	41.8	160.2	-12.4%	99.9	40.4%
Operating Costs	(111.7)	(33.3)	(130.7)	-14.6%	(87.6)	27.5%
Personnel	(9.9)	(3.0)	(9.9)	0.2%	(10.0)	-0.4%
Cost of services	(36.3)	(10.8)	(32.9)	10.3%	(36.2)	0.4%
Cost of equipment sold	(27.0)	(8.0)	(65.0)	-58.5%	(9.4)	187.3%
Selling expenses	(26.1)	(7.8)	(24.9)	4.6%	(23.5)	11.1%
General and administrative expenses	(9.2)	(2.7)	(6.1)	49.7%	(5.6)	62.4%
Other operating expenses, net	(3.2)	(1.0)	8.2	-139.1%	(2.9)	9.8%
Earnings before interest, tax, depreciation and amort. - EBITDA	28.6	8.5	29.5	-3.0%	12.4	131.2%
Depreciation and amortization	(61.8)	(18.4)	(54.8)	12.8%	(46.2)	33.8%
Operating income after depreciation and before interest - EBIT	(33.2)	(9.9)	(25.3)	31.2%	(33.8)	-1.8%
Net interest expense	(71.4)	(21.3)	(94.3)	-24.3%	(56.6)	26.1%
Operating income after interest expense	(104.6)	(31.2)	(119.6)	-12.6%	(90.4)	15.7%
Net non-operating income	(0.0)	(0.0)	(0.4)	-95.0%	0.0	n.a
Income before income taxes	(104.6)	(31.2)	(120.0)	-12.8%	(90.4)	15.7%
Net income for the period	(104.6)	(31.2)	(120.0)	-12.8%	(90.4)	15.7%

Dollar		3.353

Source: Ptax as of March 31, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.